Mail Stop 3561

March 19, 2007

Stephen R. Crowder
Chief Executive Officer
Decorize, Inc.
1938 East Phelps
Springfield, MO 65802

> **Re:** **Decorize, Inc.**
> **Registration Statement on Form SB-2**
> **Filed February 20, 2007**
> **File No. 333-140794**
>
> **Form 10-KSB for Fiscal Year Ended June 30, 2006**
> **Filed September 28, 2006**
> **Form 10-QSB for Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **Form 10-QSB for Fiscal Quarter Ended December 31, 2006**
> **Filed February 14, 2007**
> **File No. 1-31260**

Dear Mr. Crowder:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

    Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

    *   the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

        *   the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

        *   the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

            -   if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

- the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

- if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

- if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transaction;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments, as disclosed in response to comment 2, and the total possible discount to the market price of the shares underlying the convertible note, as disclosed in response to comment 3, divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

    -   the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

    -   the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

    -   the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

    -   the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

    -   the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

    In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

    -   whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

    -   whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

        -   the date on which each such selling shareholder entered into that short position; and

        -   the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

    If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. Unless otherwise indicated, where our comments on your 10-KSB and Post-Effective Amendment No.1 to Registration Statement on Form S-3 on Form SB-2 request additional disclosures or other revisions to be made, please include the additional disclosures and revisions in your amendment to Form SB-2 filed on February 20, 2007.

Selling Stockholders, page 8

12. We note that you closed two transactions on February 5, 2007. Please advise us of the reasons for the differing purchase prices for the simultaneous transactions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Critical Accounting Policies, page 26

Revenue Recognition, page 26

13. We note your response to comment 4 in our letter dated December 21, 2006. Please also disclose the other generally accepted accounting principles that must exist for risks and rewards of ownership to transfer to a customer. For example, please disclose your services are completed upon delivery or that unfulfilled obligations are perfunctory, that collectibility is reasonably assured, you have persuasive evidence of a sale and the sales price is fixed or determinable. See SAB Topic 13A.

Stock Options, page 26

14. We note your response to comment 5 in our letter dated December 21, 2006. In addition to your revised disclosure you are also required to discuss any differences in valuation methodologies or assumptions used on adoption of 123(R) as compared to those used in estimating the fair value of options for disclosure under Statement 123. We note you disclose that methods and assumptions were generally similar. If there were no changes then disclose this fact and the assumptions utilized for each of the three years that a statement of operations is provided. Also discuss the one-time effect of adopting SFAS 123(R) or state there was no effect and disclose there is no compensation cost related to nonvested awards not yet recognized. We refer you to the disclosure on page F-35.

Notes to the Consolidated Financial Statements for the Three and Six Months Ended December 31, 2006 and 2005, page F-8

Note 3 - Due to Factor and Line of Credit, page F-8

15. We note your response to comment 7 in our letter dated December 21, 2006. The interim disclosures do not mention the $1.3 million and 143% increase to factored borrowings between June 30 and December 31, 2006. Since this information is also not disclosed in the footnotes accompanying your audited statements you are required to revise and disclose the nature and composition of the change so the interim financial information is not misleading. See Rule 10(a)(5) of Regulation S-X.

Consolidated Statements of Operations for the Years Ended June 30, 2006 and 2005, page F-15

16. We note your response to comment 9 in our letter dated December 21, 2006. The embedded conversion feature on the convertible preferred shares is required to be valued separately at issuance and recorded as a deemed dividend at the earliest date a

shareholder can convert. See paragraphs 5 and 8 of EITF 98-5. The conversion of preferred shares into common shares in the calculation of diluted earnings per share (EPS) is a separate issue. Please revise your EPS presentation in the statements of operations to present the beneficial conversion feature as a separate addition to net loss available to common shareholders. Also reclassify the conversion feature from accumulated deficit to paid-in-capital, similar to preferred dividends. See SAB Topic 3.C.

Notes to Consolidated Financial Statements for the Years Ended June 30, 2006 and 2005, page F-19

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, page F-21

17. The last sentence of your disclosure is incomplete. Please revise to clarify your policy for amounts received in advance and include the expanded disclosure incorporated in your critical accounting policy.

Recent Accounting Standards, page F-23

18. You have not disclosed the adoption of SAB 108, Topic 1N, in your recently adopted accounting disclosures on page F-23. In your response please tell us the period you have adopted this Topic, the impact on your misstatement analysis and the annual and interim financial statements. See Question 3 of SAB Topic 1N. Please note that you are also required to disclose the method of adopting the SAB Topic and its effect on the financial statements in your amended registration statement.

Note 8: Stock Based Compensation, page F-33

19. When you are required to adopt variable accounting for awards under SFAS No. 123 you are also required to recognize any compensation cost over the remaining vesting or service period of the modified award. Compensation cost should include any unrecognized remaining intrinsic value under APB 25 plus any additional cost as measured in accordance with paragraph 61.b. of FIN 44. You disclose you measured compensation cost for an increase in fair value attributed to the replacement awards for pro-forma purposes but did not recognize this as compensation expense. Based on this disclosure we would expect you to record any incremental value of compensation expense in connection with the replacement award on the remeasurement date. Please provide us with your schedule of the calculation of compensation cost calculated for original and replacement awards. Include all of the relevant information necessary to understand your calculation. See Illustration 1 and 5(f) of Appendix B of SFAS No. 123.

20. Please revise and include the minimum disclosures and tabular information required by paragraphs 240 and 241 of Appendix A of SFAS No. 123(R). For example, you do not include the historical assumptions used in the options pricing model for the recent three year period.

21. We note your response to comment 14 in our letter dated December 21, 2006. Your response suggests you are netting an individual error with other existing errors occurring in the same period and netting this individual error that occurred in the fourth quarter of fiscal 2005 with errors in subsequent periods. Neither of these methods is acceptable when assessing materiality or considering the effects of prior misstatements in current year financial statements, as discussed in SAB 99 and 108, respectively. Please provide us with your analysis quantifying the effect of each individual misstatement in the interim and annual financial statements included in your filing. In other words, please provide the effect of the individual errors in the appropriate periods and on each financial statement employing the method you use to accumulate and quantify misstatements (i.e. the iron curtain and rollover methods). Then please provide your materiality assessment including the separate quantitative and qualitative aspects discussed Section 1 of SAB 99.

Form 10-KSB for Fiscal Year Ended June 30, 2006 and Form 10-QSB for Fiscal Quarter Ended September 30, 2006

22. We note your responses to comments 17, 18 and 19 in our letter dated December 21, 2006 indicating your intention to revise your disclosure in response to the comments. Please revise your disclosure accordingly.

Controls and Procedures

23. Please tell us how the results of your accumulation and quantification of misstatements impacts your executive officers' conclusions on disclosure controls and procedures in your annual and interim filings. Tell us if management determined these misstatements, individually or in the aggregate, resulted in any material weaknesses and, if so, the need to disclose existing weaknesses and remediation efforts, as applicable.

Form 10-QSB for Fiscal Quarter Ended December 31, 2006

24. Please comply with any comments issued on the Form 10-KSB for fiscal year ended June 30, 2006 in our letter dated December 21, 2006, as applicable. Further, please comply with any comments issued on the Form 10-KSB for fiscal year ended June 30, 2006 and Form 10-QSB for fiscal quarter ended September 30, 2006, as applicable.

Controls and Procedures, page 17

25. It appears that your chief executive officer and principal financial officer evaluated your disclosure controls and procedures and concluded that they were not effective as of September 30, 2006. The report, however, should disclose the conclusions of your principal executive officer and principal financial officer as of December 31, 2006. Please revise accordingly.

* * * *

       As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

   You may contact J. Scott Stringer, Staff Accountant, at (202) 551-3272, or Brian McAllister, Staff Accountant, at (202) 551-3341, if you have questions regarding comments on the financial statements and related matters. Please contact Kurt Murao, Attorney Advisor, at (202) 551-3338, or Ellie Quarles, Special Counsel, at (202) 551-3238 with any other questions you may have.

           Sincerely,

           H. Christopher Owings
           Assistant Director

cc: Lance M. Hardenburg, Esq.
    Hallett & Perrin, P.C.
    Fax: (214) 922-4142